Exhibit 99.1

COLLPLANT IS ACQUIRING LIGHTSOLVER- ENTERS SUPERCOMPUTING AND PHOTONIC COMPUTING MARKETS

●	LightSolver is pioneering pure photonic computing, bringing a new computing architecture to the public markets to address the speed, energy and heat limitations of semiconductor-based computing

●	LightSolver has developed the world’s first Laser Processing Unit™ (LPU™), combining the advantages of classical and quantum computing in a compact platform that operates without cryogenic or other extreme conditions and is designed for commercial deployment.

●	Commercial validation is underway with global leaders across mission-critical industries, including Boeing, a top-tier global financial institution, leading defense companies, oil and gas and energy companies, and leading engineering software organizations.

●	LightSolver’s LPU™ is designed as a new computing layer alongside CPUs and GPUs, targeting computationally intensive workloads across scientific simulation, engineering, optimization and Physical AI.

●	LightSolver is advancing toward commercial availability of its LPU™ platform in 2028.

REHOVOT, Israel, August 31, 2026 – CollPlant Biotechnologies Ltd. (Nasdaq: CLGN) today announced that it has signed a definitive agreement to acquire LightSolver Ltd. (“LightSolver”), an Israeli deep-tech company pioneering a fundamentally new computing architecture based on lasers. The acquisition is expected to close this week.

CollPlant is acquiring LightSolver utilizing an equity-centric consideration structure comprising upfront closing shares, alongside pre-funded warrants and milestone-based warrants directly tied to LightSolver meeting specific technological and commercial objectives.

LightSolver has developed the Laser Processing Unit™ (LPU™), an all-optical working computing platform that uses the physical interaction of lasers to perform computation. Rather than relying exclusively on electronic transistors to execute mathematical operations and move data between processing and memory, the LPU™ maps mathematical problems onto an optical system in which large numbers of variables can interact simultaneously.

By using light itself as the computational medium, the LPU™ is designed to perform massively parallel computation with exceptional speed and energy efficiency.

LightSolver’s quantum-inspired architecture captures certain advantages of physical, highly parallel computation in a room-temperature platform while avoiding many of the practical constraints associated with quantum computing.

Targeting the Most Demanding Computational Problems

LightSolver is targeting some of the world’s most computationally demanding problems, using its LPU™ to accelerate large-scale linear systems, optimization and PDEs-the mathematics powering everything from robotics and Physical AI, weather prediction to plasma physics, chip design, new materials and drug discovery, and real-time mission-critical decision-making.

From Technology Validation to Commercial Deployment

LightSolver has moved beyond fundamental research into real-world validation with leading global organizations.

Boeing: LightSolver recently announced a strategic financial and engineering partnership with Boeing (NYSE:BA). This funded engagement focuses on developing and adapting LightSolver’s LPU™ technology to accelerate complex physics-based aerospace simulations. Specifically, the collaboration targets degradation-driven structural effects that govern asset lifespan and maintenance planning, addressing multi-trillion-dollar lifecycle challenges by executing simulations orders of magnitude faster than traditional GPU clusters.

World leading SW Engineering tools: LightSolver is working with some of the world’s leading engineering software and technology companies to bring its photonic computing technology to mission-critical simulation workloads, including advanced mechanical design, structural analysis, fluid dynamics and multiphysics simulation. These collaborations are aimed at demonstrating a new level of speed and efficiency for computationally intensive engineering and Physical AI applications.

Design Partners: Major aerospace and defense sector entities are utilizing the company’s platform to solve heavy computational optimization and simulation problems.

These partnerships demonstrate the wide-ranging, high-impact commercial viability of LightSolver’s technology across mission-critical sectors as it approaches full market integration.

Executive Commentary

“We are excited to announce this transformational acquisition of LightSolver, which opens an extraordinary new growth vector for CollPlant in the high-performance photonic computing and supercomputing space,” said Yehiel Tal, Chairperson and Chief Executive Officer of CollPlant, “While entering the photonics market, CollPlant remains fully committed to regenerative medicine and medical aesthetics. To this end, we are actively pursuing strategic collaborations with global leaders interested in advancing, integrating, or otherwise leveraging our technology and capabilities,” Mr. Tal added.

Dr. Ruti Ben Shlomi, Founder and Chief Executive Officer of LightSolver, commented, “Computing is reaching an inflection point. We believe the next great leap will come not from making transistors smaller, but from changing the very medium of computing - from electrons to light - unlocking a new era of speed and energy efficiency.

We have turned that idea from fundamental physics into a working machine. As we move toward commercial availability, our ambition is for the LPU to become a new computing layer alongside CPUs and GPUs - compressing computational workloads that can take minutes, hours or even weeks into milliseconds of LPU computation.” Dr. Ben Shlomi added.

Eran Rotem, Deputy CEO and Chief Financial Officer of CollPlant stated, “This transaction marks CollPlant’s entry into a market with massive growth potential, executed through a highly disciplined approach to capital allocation. Our goal is to support the continued development and commercialization of LightSolver’s technology while creating a new strategic growth opportunity for CollPlant.”

Highlights of Key Transaction Terms

In consideration for the acquisition of LightSolver, at or around closing, CollPlant has agreed to issue upfront ordinary shares, pre-funded warrants, milestone warrants and rollover options of CollPlant as follows:

Upfront Consideration: 3,734,476 newly issued ordinary shares of CollPlant, representing 19.7% of CollPlant’s issued and outstanding share capital prior to execution of the definitive agreement.

Warrants & Milestones: Pre-funded warrants to purchase an aggregate of 6,134,363 ordinary shares of CollPlant, alongside three tranches of milestone-based warrants to purchase an aggregate of 224,078,345 ordinary shares of CollPlant, which are exercisable into CollPlant’s ordinary shares upon LightSolver’s achievement of specified technological and commercial milestones, with a purchase price of $0.00001 per ordinary share.

Rollover Options: Certain holders of LightSolver’s options will be issued options of CollPlant to purchase an aggregate of 2,261,966 ordinary shares of CollPlant.

Issuances of the ordinary shares of CollPlant underlying pre-funded warrants, milestone warrants and the rollover options in excess of an equity blocker designed to comply with Nasdaq Listing Rule 5635 are subject to shareholder approval.

H.C. Wainwright & Co. acted as financial advisor to CollPlant in connection with the transaction.

Rodman & Renshaw, LLC acted as financial advisor to LightSolver in connection with the transaction.

Additional details about the transaction are available in the Company’s Report on Form 6-K, which has been filed with the Securities and Exchange Commission.

About LightSolver

LightSolver is an Israeli deep-tech company pioneering a new generation of high-performance computing based on the physics of light. Founded in 2020 by Weizmann Institute physicists Dr. Ruti Ben Shlomi and Dr. Chene Tradonsky, LightSolver is the developer of the Laser Processing Unit™ (LPU™), a proprietary all-optical computing architecture that uses coupled lasers to perform computation.

The LPU™ is designed to accelerate computationally intensive workloads including scientific and engineering simulation, partial differential equations, large-scale linear systems and optimization, with applications across aerospace, defense, energy, advanced engineering, financial services and Physical AI.

LightSolver is advancing its technology toward commercial deployment in collaboration with leading global organizations.

For more information about LightSolver, visit lightsolver.com.

About CollPlant

CollPlant is a pioneering technology company operating at the forefront of both regenerative medicine and advanced high-performance computing. In the healthcare sector, CollPlant is ushering in a new era of medical solutions with a focus on 3D bioprinting of tissues and organs, tissue repair, and medical aesthetics. The Company’s products are based on its recombinant human collagen produced with CollPlant’s proprietary plant-based genetic engineering technology, addressing indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

For more information about CollPlant, visit collplant.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the proposed acquisition of LightSolver by CollPlant and the expected timing of the closing thereof; the anticipated benefits, strategic rationale and growth opportunities arising from the transaction; LightSolver becoming a subsidiary of CollPlant; the future development, commercialization and market adoption of LightSolver’s Laser Processing Unit™ (LPU™) technology; LightSolver’s expected technological capabilities, performance, scalability and energy-efficiency advantages; the achievement of technological and commercial milestones; the expected commercial availability of LightSolver’s technology and products; LightSolver’s collaborations and commercial relationships; and the future prospects, business plans and growth strategies of CollPlant, LightSolver and the combined business. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “continue” and similar expressions or the negative of such terms. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: the ability of the parties to satisfy the conditions to closing the transaction and consummate the transaction on the anticipated timeline or at all; the risk that the anticipated benefits of the transaction are not realized, or are not realized within the expected timeframe; risks associated with integrating LightSolver’s business, operations and personnel; LightSolver’s ability to achieve anticipated technological and commercial milestones; uncertainties regarding market acceptance and adoption of LightSolver’s technology; the ability to develop and commercialize LightSolver’s products and technology successfully; the ability to establish and expand strategic collaborations and commercial relationships; competition and technological developments; intellectual property risks; the availability of capital; CollPlant’s ability to maintain compliance with Nasdaq listing requirements; general market, industry, economic and geopolitical conditions; and other risks and uncertainties described in CollPlant’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K. Forward-looking statements speak only as of the date of this press release. CollPlant undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contact Information:

CollPlant

Eran Rotem, Deputy CEO & CFO

Email: Eran@collplant.com

LightSolver Ltd.

Dr. Ruti Ben Shlomi, Founder & CEO

Email: Ruti@lightsolver.com

4